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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Dune Energy, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
265338202

(CUSIP Number)
125 E. John Carpenter Fwy., Ste. 600
Irving, Texas 75062
Telephone: (972) 432-1440
Attention: Christopher Ray

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 24, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)
American LegalNet, Inc.
www.USCourtForms.com

CUSIP No.	265338202

1	NAMES OF REPORTING PERSONS. Goldking Energy Holdings, L.P. I.R.S. Identification Nos. of above persons (entities only). 20-3356937

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	265338202

1	NAMES OF REPORTING PERSONS. GEH GP, L.L.C. I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO – limited liability company

CUSIP No.	265338202

1	NAMES OF REPORTING PERSONS. Natural Gas Partners VII, L.P. I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,966,536(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,966,536(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,966,536(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The shares beneficially owned by the Reporting Person reflect a one for five reverse stock split by the Issuer adopted effective December 1, 2009 pursuant to which the 10,055,866 shares of Common Stock beneficially owned by the Reporting Person were exchanged for 2,011,174 shares of Common Stock.
(2) This percentage is calculated as of May 24, 2010 based upon 40,484,243 shares of Common Stock outstanding as of April 28, 2010 (as reported in the Issuer’s 10-Q filed May 5, 2010).

Item 1. Security and Issuer
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Signature

Item 1. Security and Issuer.
This Amendment No. 1 to the statement on Schedule 13D amends the Schedule 13D orginally filed on May 25, 2007 (the “Original 13D”) by Goldking Energy Holdings, L.P. (“Goldking”), GEH GP, L.L.C. (“GEH”) and Natural Gas Partners VII, L.P. (“NGP VII”), and relates to the common stock, par value $0.001 per share (“Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.
Item 4. Purpose of Transaction.
The text of Item 4 of the Original 13D is hereby amended by adding the following paragraph at the end of Item 4:
On May 24, 2010, NGP VII sold an aggregate of 44,638 shares of Common Stock of the Issuer in a series of trades at an average sales price of $0.28123 per share. The shares sold in these trades were registered for resale on the Issuer’s Registration Statement on Form S-3, as amended, filed with the Securities and Exchange Commission on August 15, 2007 (Registration No. 333-145477). Prior to such sale, all of the shares of Common Stock beneficially owned by the Reporting Persons and reported in the Original 13D were distributed by Goldking to NGP VII pursuant to the terms of the Limited Partnership Agreement of Goldking and agreement amongst its partners.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Original 13D is hereby deleted and replaced with the following:
(a)-(b)
(i) Goldking does not directly or indirectly own any Common Stock. Goldking distributed all of the shares of Common Stock beneficially owned by it and reported in the Original 13D to NGP VII pursuant to the terms of the Limited Partnership Agreement of Goldking and agreement amongst its partners.
(ii) GEH is the general partner of Goldking. As the result of the distribution of the Common Stock by Goldking to NGP VII, GEH does not directly or indirectly own any Common Stock.
(iii) As of May 24, 2010 (following the consummation of the transactions reported in Item 4), NGP VII was the sole record owner of, and had the sole power to vote and dispose of, 1,966,536 shares of Common Stock, constituting approximately 4.9% of the outstanding shares of Common Stock. The ownership percentage was calculated as of May 24, 2010 based upon 40,484,243 shares of Common Stock outstanding as of April 28, 2010 (as reported in the Issuer’s 10-Q filed May 5, 2010).
(c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons except for the sale of shares of Common Stock reported it Item 4 of this Schedule 13D.
(d) No person other than NGP VII has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock being reported on this Schedule 13D.
(e) The Issuer reported that it had 40,506,775 shares of Common Stock outstanding as of March 19, 2010 in its 10-K filed on March 25, 2010, and thus the Reporting Persons beneficially owned less than 5% of the outstanding Common Stock as of March 19, 2010.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2010	GOLDKING ENERGY HOLDINGS, L.P. By GEH GP, L.L.C.
	By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

Dated: May 25, 2010	GEH GP, L.L.C.
	By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

Dated: May 25, 2010	NATURAL GAS PARTNERS VII, L.P.
	By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)